Mail Stop 5546

February 15, 2008

Henrique Manuel Fusco Granadeiro
Chief Executive Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa Codex, Portugal

> **Re:** **Portugal Telecom, SGPS, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Form 6-K Filed October 18, 2007**
> **Response Letters Dated January 14, 2008 and February 11, 2008**
> **File No. 1-13758**

Dear Mr. Granadeiro:

We refer you to our comment letters dated December 20, 2007 and January 29, 2008 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

John Ericson, Esq.
Simpson Thacher & Bartlett LLP
Fax: 212-455-2502